December 10, 2012

Ms. Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	BreitBurn Energy Partners L.P.

BreitBurn Finance Corporation

Registration Statement on S-4

Filed October 18, 2012

File No. 333-184489

Dear Ms. Parker:

Set forth below are the responses of BreitBurn Energy Partners L.P. (the “Partnership”) to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated November 8, 2012, with respect to the above-captioned filing (the “Registration Statement”). The Partnership has filed Amendment No. 1 to the Registration Statement to respond to the Staff’s comments.

The Partnership acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Partnership, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement and that Staff comments may not be asserted by the Partnership as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the exact text of the comments provided by the Staff has been included in bold type preceding each response in the order presented in the comment letter.

Registration Statement on Form S-4

General

1.	We note that you are registering the 7.875% Senior Notes due 2022 in reliance on our position enunciated in Exxon Capital Holdings Corp. SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

BREITBURN ENERGY PARTNERS L.P.

515 South Flower Street    48th Floor    Los Angeles, California 90071    Phone (213) 225-5900    Fax (213) 225-5916

Ms. Anne Nguyen Parker

December 10, 2012

Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: Concurrently with the filing of Amendment No. 1 to the Registration Statement, the Partnership has provided the Staff with a supplemental letter stating that the Partnership is registering the exchange offer in reliance on the Staff’s position contained in these letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.	We note your disclosure on page 18 that you have agreed to use commercially reasonable efforts to keep the exchange offer open for a period of not less than 20 business days. We also note your disclosure throughout the filing that the exchange offer will expire at 5:00 p.m. on the expiration date. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response: The Partnership hereby confirms that the offer will be open at least through midnight on the twentieth business day.

Exchange Offer, page 18

Your Representations to Us, page 22

3.	Please include a representation for any party tendering old notes or acquiring new notes in the exchange offer that such party is not engaged in and does not intend to engage in a distribution of the new notes. Please include a similar representation in the Letter of Transmittal.

Response: The Registration Statement, including the Letter of Transmittal, has been amended to include a representation for any party tendering old notes or acquiring new notes in the exchange offer that such party is not engaged in and does not intend to engage in a distribution of the new notes.

BREITBURN ENERGY PARTNERS L.P.

515 South Flower Street    48th Floor    Los Angeles, California 90071    Phone (213) 225-5900    Fax (213) 225-5916

Ms. Anne Nguyen Parker

December 10, 2012

Letter of Transmittal, page 79-80

4.	Please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has “review[ed]” the terms of the exchange offer.

Response: The Registration Statement has been amended to delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has “review[ed]” the terms of the exchange offer.

Signature Pages

5.	The registration statement was executed by Bruce D. McFarland, as secretary, on behalf of Alamitos Company, as a guarantor registrant. However, the signatories to the registration statement reflect that James G. Jackson is secretary. Please explain or revise this discrepancy with respect to such signatories.

Response: The Registration Statement was properly executed by Bruce D. McFarland, as secretary, on behalf of Alamitos Company, as a guarantor registrant. The signatories to the Registration Statement incorrectly reflected that James G. Jackson was secretary. The signature pages to Amendment No. 1 correctly reflect that Bruce D. McFarland is executing Amendment No. 1 as secretary, on behalf of Alamitos Company, as a guarantor registrant.

Exhibit 5.1

6.	We note that the legal opinion is limited to the federal laws of the U.S. and Delaware and New York law and expresses no opinion as to the effect of the laws of any other jurisdiction. We further note that you have co-registrant guarantors that are incorporated in California, Virginia, Michigan, Wyoming and Colorado. Please provide a legal opinion that covers those jurisdictions.

Response: The Registration Statement has been amended to include a legal opinion that covers the laws of California, Virginia, Michigan, Wyoming and Colorado.

BREITBURN ENERGY PARTNERS L.P.

515 South Flower Street    48th Floor    Los Angeles, California 90071    Phone (213) 225-5900    Fax (213) 225-5916

Ms. Anne Nguyen Parker

December 10, 2012

If you have any questions or require any additional information, please do not hesitate to contact me at (213) 225-2094.

Very truly yours,

/s/ Gregory C. Brown

Gregory C. Brown

Executive Vice President & General Counsel

cc:	Shelley Barber

Vinson & Elkins LLP

BREITBURN ENERGY PARTNERS L.P.

515 South Flower Street    48th Floor    Los Angeles, California 90071    Phone (213) 225-5900    Fax (213) 225-5916